EXHIBIT 99.1

October 8, 2012

BY E-MAIL

Vitran Corporation Inc.
185 The West Mall, Suite 701
Toronto, ON M9C 5L5

Attention:  Richard McGraw, Chairman of the Board

Re:	Vitran Corporation Inc. – Failed Strategy and Ways to Increase Shareholder Value

Dear Mr. McGraw

Clarke Inc. (“Clarke” or “we”) owns 1,008,417 common shares of Vitran Corporation Inc. (“Vitran” or the “Company”), representing approximately 6.2% of the Company’s outstanding shares. We are writing to express our view that the board of directors of the Company (the “Board”) and the Company’s management have, in recent years, done a terrible job managing the Company’s operations and allocating shareholder capital. We have outlined below a series of steps that we believe, if executed, will generate substantial value for Vitran shareholders. Ultimately, if the current members of the Board do not act to implement a long overdue plan to enhance shareholder value then it will be time for the shareholders to elect a new Board that is better suited to managing shareholders’ investment in the Company.

We kindly ask that you share this letter with Vitran’s other directors.

Operations and Capital Allocation

We have two principal issues with Vitran’s operations and management: the repeated poor performance of the Company’s US less-than-truckload (LTL) business and the Company’s failure in allocating shareholder capital.

First, the performance of the Company’s core LTL business is bad and keeps getting worse.1 Since 2005, the operating ratio in the LTL division has consistently worsened:

2005	2006	2007	2008	2009	2010	2011	H1 2012
93.1%	93.7%	96.0%	98.5%	100.5%	99.2%	101.4%	102.2%

This trend of worsening operating performance is inconsistent with most publically traded US LTL carriers. Since the end of the recent financial crisis, most of these companies have experienced improving operating ratios while Vitran has experienced the exact opposite trend. What used to be a profitable division now loses money on every dollar of revenue it generates. In other words, shareholders would lose less money today if the Company just stopped operating its US LTL business.
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1
The Company only discloses operating ratios by LTL and supply chain operations (SCO) segments and does not break out results for Canadian and US LTL. On the Company’s Q3 2011 conference call, Rick Gaetz, President and CEO, stated that Vitran’s “Canadian LTL operation operated in the lower 90s and our US LTL operation operated in the low to mid 100s.”

Management always has an excuse to justify this poor performance. Since 2008, management has cited the following as some of the reasons for poor quarterly performance:

▪ Fuel and fuel surcharge issues	11 times
▪ Increased personnel expense (wages, workers’ compensation and healthcare expense)	10 times
▪ Poor economic environment	7 times
▪ Poor operating results from US LTL segment	5 times
▪ Poor weather conditions	5 times
▪ Increased purchased transportation expenses	4 times

Many of management’s excuses relate to matters that are entirely within management’s control and, therefore, are either preventable or fixable. While we understand that the economy and the weather can negatively affect the transportation business from time to time, we do not understand how personnel costs can be a principal reason for the Company’s lousy performance in 10 out of the last 18 quarters. Why have personnel costs not been dealt with? We ask the same question of increased purchased transportation expenses. It is notable that despite management’s many excuses over the years, they have consistently failed to recognize their own responsibility for the Company’s dismal performance. Management needs to get its act together and the Board needs to hold management accountable.

We should note that we are modestly encouraged by the new executive team the Company recruited from Fedex Freight to run the US LTL division, although it is too early to tell if this will be a turning point for the Company or just another excuse in the quarterly reports. So far it is the latter (see Q2 2012 report).

Second, the Company’s capital allocation decisions in recent years have proven to be abysmal. While the Company’s Canadian LTL and SCO segments generate increasing levels of earnings (and the Company’s only earnings), the Company focuses on growing its US LTL business. Yet, each US acquisition the Company has completed has been followed by worse operating results. The Company acquired US LTL companies in May 2005, January 2006, October 2006 and February 2011. When you cross-reference the acquisition dates with the operating ratios identified above, one conclusion is clear: more acquisitions, worse results. In light of this record of failure, we find it surprising that the Board would have approved the Company's most recent acquisition in 2011. It is not surprising, though, to learn that the result of such acquisition was to further weaken the Company’s performance, with an operating ratio that went from 99.2% prior to the acquisition to 102.2% in in the first six months of 2012.

Conversely, the SCO segment, which has mostly grown organically over the last decade, continues to improve its results. Its operating ratio since 2005 is as follows:

2005	2006	2007	2008	2009	2010	2011	H1 2012
94.7%	93.3%	93.8%	94.6%	92.8%	92.4%	91.4%	92.4%

If we didn’t know better, we would think this is a completely different company!

With the track records above, the Board should be allocating all of its growth capital to the SCO and Canadian LTL segments. Alas, it has not.

Governance

To be blunt, Clarke does not have faith in the Board, which, among other faults, has presided over a Manifest Destiny-like expansion program that has transformed a profitable company into a money-loser.

Many of the individuals on the Board have held their directorships for far too long. Of the seven current directors, only one has served for less than seven years while the longest serving directors were elected in 1987. It is time for new faces and new ideas on the Board. New directors can add a new perspective on the Company, the industry and how to deal with Company’s problems while looking at the Company in a more dispassionate manner. New directors can also challenge management in a way that a director who has been on the Board for decades cannot. We would also strongly encourage the Board to add a director with recent and relevant industry experience.

Finally, many of the directors make decisions that affect the Company’s shareholders but not themselves. Until two weeks ago (that is prior to the filing of our 13-D), four of the seven directors did not own any Vitran shares. This lack of personal ownership reflects a lack of faith in the Company and its management. Additionally, this lack of personal ownership may explain why decision making at Vitran has been so poor – directors don’t have any skin in the game, so they have nothing to lose from making bad decisions.

New Strategy

We believe the Company’s intrinsic value is much greater than the current share price. The SCO segment is a hidden gem that is not getting the valuation (or credit) that it deserves. We believe the Company should pursue the following actions to unlock meaningful and immediate value for shareholders.

First, the Company should sell the SCO segment. The SCO segment generated $10.3 million of income in 2011 and we estimate $11.7 million of EBITDA during the same period. Based on comparable company valuations, we believe the Company could generate $100.0 million of gross proceeds from a sale of this division. That’s roughly equal to the Company’s entire market value today!

A sale of the SCO segment would be beneficial for several reasons. Supply chain/logistics businesses are generally valued at a higher multiple of their earnings than trucking companies; yet that valuation is not being applied to the SCO segment because it is lost within the LTL business. Additionally, Vitran currently employs considerable financial leverage; Vitran should monetize this asset now from a position of relative financial strength rather than potentially being forced to sell this division at a lower valuation to repay additional debt assumed down the road. Finally, by selling the profitable SCO segment, the LTL segment will be forced to stand on its own rather than being able to fall back on the subsidy of a healthier division.

Second, the Company should use the proceeds from the sale of the SCO segment to repay all of its revolving debt ($32.9 million at June 30, 2012). This will put the Company on sounder financial footing.

Third, the Company should commence a substantial issuer bid to repurchase a material portion of its shares. Assuming 4.0 million shares were repurchased at a price of $7.00/share, the Company would use $28.0 million, retire 25% of its stock and have $39.0 million remaining from the SCO sale proceeds. This would create a liquidity event for shareholders who may have difficulty monetizing their investment given the limited trading volume in the Company’s shares. More importantly, this would return capital to shareholders who have been waiting a very long time for a return of their investment (never mind a return on their investment).

The remaining SCO sale proceeds could be used to repay higher-interest capital leases, fund capital expenditures (perhaps to reduce purchased transportation expenses) or fund mandatory principal repayments. Alternatively, the Company could use its newfound liquidity ($39.0 million of cash and $85.0 million undrawn revolver) to expand its Canadian LTL business, which has been consistently profitable and should remain so in coming years.

What Does This All Mean?

We estimate that the Canadian LTL business generates approximately $12.0 million of EBITDA on approximately $200.0 million of revenue, representing an EBITDA margin of 6%. If the US LTL business (under its new management) can achieve a margin of only half the Canadian LTL business, it would generate $14.5 million of EBITDA annually.2 Assuming the current level of corporate expenses and based on comparable LTL company valuations, Vitran could be valued at 5.5x EBITDA or an enterprise value of approximately $164.4 million. This would imply a share price of $12.00 or 88% higher than the current share price of $6.40.3

If the US LTL business managed to achieve the same margins as the Canadian LTL business, EBITDA would be $29.1 million, which, all other things being equal, would imply a share price of $18.50 or 189% higher than the current share price.

As you can see, there is tremendous opportunity at Vitran to unlock the Company’s true value and put the Company on sounder financial footing. The Board should act immediately to implement the plan we have outlined above and to fix its US LTL operations. The Board’s failure to act would clearly be inconsistent with its fiduciary duties. Should the Board not implement policies aimed at unlocking the value that exists within the Company, Clarke will consider measures to replace the Board with individuals who are concerned about the Company’s shareholders and their investment in Vitran.

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2
In determining country-level revenue excluding the SCO segment, we have assumed that the SCO segment’s revenue is split proportionately between countries based on the number of facilities located in each country.

3	Enterprise value of $164.4 million less $39.0 million of pro forma cash plus $55.0 million of pro forma debt, divided by 12.3 million of pro forma shares outstanding.

We would be happy to discuss our concerns and proposed strategy in more detail at your convenience.

Sincerely,

CLARKE INC.

/s/ Michael Rapps

Michael Rapps
Vice-President, Investments